Exhibit 99.1
G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel
Tel: 972-8-9321000; Fax: 972-8-9321003

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 19, 2021

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of G. Willi-Food International Ltd. (the “Company”) will be held on Thursday, August 19, 2021 at 4:00 p.m. Israel time, at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, for the following purposes:

1.	Approval of the terms of office of the Company’s Acting Chief Executive Officer, Mr. Erez Winner;

2.	Election of Ms. Einav Brar as External Director of the Company for a second term of three years commencing on August 2, 2021;

3.	Election of Mr. Idan Ben-Shitrit as External Director of the Company for a second term of three years commencing on August 2, 2021;

4.
Re-election of Messrs. Zwi Williger, Joseph Williger and Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law"); and

5.
Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2021 and for the period until the next Annual General Meeting of the Company's shareholders.

In addition, at the Meeting, the shareholders will be requested to consider the financial statements of the Company for the fiscal year ended December 31, 2020, together with the report of the auditors thereon and the report of the Company’s Board of Directors (the “Board”) for such year.

Shareholders may transact such other additional business as may properly come before the Meeting or any adjournment or postponement thereof.

One or more shareholders holding at least one percent (1%) of the voting rights at the Meeting may apply to the Board in accordance with the provisions of section 66(b) of the Companies Law to include a matter on the agenda of the Meeting until July 19, 2021. Should the Board find that said matter is appropriate to be discussed at the Meeting, the Company will publish an updated agenda.

Shareholders of record at the close of business on July 19, 2021, (the “Record Date”), are entitled to participate and vote at the Meeting and at any adjournment or postponement thereof. Each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each of the matters on the Meeting’s agenda.

All shareholders are cordially invited to attend the Meeting in person. Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than forty-eight (48) hours prior to the Meeting (i.e., no later than August 17, 2021 at 4:00 p.m. Israel time), to the offices of the Company or to the offices of the Company's transfer agent, American Stock Transfer & Trust Company, LLC, using the enclosed envelope. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your Ordinary Shares in person.

A shareholder who wishes to vote at the Meeting but is unable to attend in person may appoint a representative to attend the Meeting and vote in his/her behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than forty-eight (48) hours prior to the Meeting (i.e., no later than August 17, 2021 at 4:00 p.m. Israel time).

The following Proxy Statement contains additional information with respect to the matters on the agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel, on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-8-9321000, fax number +972-8-9321003).

By order of the Board of Directors

/s/ Joseph Williger Joseph Williger Co-Chairman of the Board of Directors	Dated: Yavne, Israel, July 15, 2021

- ii -

G. WILLI-FOOD INTERNATIONAL LTD.
4 Nahal Harif Street, Northern Industrial Zone,
Yavne 8122216, Israel

PROXY STATEMENT

This proxy statement is furnished to the Company’s shareholders in connection with the solicitation by the Board of Directors of G. Willi-Food International Ltd. (the “Company” and the “Board”, as the case may be) of proxies to be voted at the Annual General Meeting (the “Meeting”) of the Company to be held on Thursday, August 19, 2021, at 4:00 p.m. Israel time at the Company offices, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216, Israel (the “Company Offices”), and at any adjournment or postponement thereof. This proxy statement and the proxies solicited hereby will be sent or delivered to shareholders on or about July 23, 2021.

General Information

Proxies for use at the Meeting are being solicited by the Board. A form of proxy for use at the Meeting is attached. All ordinary shares of the Company, nominal value NIS 0.10 per share (the “Ordinary Shares”), represented at the Meeting by properly executed proxies received at the Company Offices or at the offices of the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, at least forty-eight (48) hours prior to the Meeting (i.e., no later than August 17, 2021 at 4:00 p.m. Israel Time) and which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If the shareholder executing or revoking a proxy does so under a power of attorney or other authorization, including an authorization by a corporation’s board of directors or shareholders, he/she must send the Company the original or a duly certified copy of such power of attorney or authorization. A proxy may be revoked by a shareholder at any time prior to its use by voting in person at the Meeting, by executing a later proxy (provided that such later proxy is received within the above-referenced time period), or by submitting a written notice of revocation to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, at the Company Offices prior to the Meeting.

If the proxy is properly signed by the shareholder and is not revoked, it will be voted at the Meeting. If a shareholder specifies how the proxy is to be voted, the proxy will be voted in accordance with such specification. Otherwise, subject to applicable law and stock exchange regulations, the proxy will be voted in favor of the matters described herein, as recommended by the Board.

The presence in person or by proxy of two or more shareholders representing no less than twenty five percent (25%) of the outstanding Ordinary Shares entitled to vote at the Meeting will constitute a quorum enabling the Meeting to be conducted. According to the Company’s Articles of Association, if a quorum is not present within half an hour of the time scheduled for the commencement of the Meeting, the Meeting shall be automatically adjourned to one week thereafter at the same time and place, or to a time and place as the Board shall determine by notice to the shareholders (the “Adjourned Meeting”). If a quorum is not present within half an hour of the time scheduled for the Adjourned Meeting, it shall be held as planned with the participation of any number of shareholders holding any number of voting rights.

Proxies will be solicited primarily by mail; however, officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other forms of contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares (in their names or for other shareholders) who ask to receive proxy materials and obtain proxies for the beneficial owners of Ordinary Shares. The Company will bear the cost of such solicitations including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Vote Required for Approval

The approval of the terms of office of Mr. Erez Winner (proposal 1 above), requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the terms of office; the counting of the total votes of such shareholders shall not take abstentions into account, those who have a personal interest will be subject to the provisions of Section 276 of the Israeli Companies Law, 5759-1999 (the “Companies Law”) as detailed below, or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of the election of Ms. Einav Brar and of Mr. Idan Ben-Shitrit (proposals 2 and 3 above), requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of each election; the counting of the total votes of such shareholders shall not take abstentions into account, those who have a personal interest will be subject to the provisions of Section 276 of the Companies Law as specified below, or (ii) the total number of votes against each re-election among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

According to Section 276 of the Companies Law (“Section 276”), a shareholder participating in a vote of certain matters, amongst them matters as specified in proposals 1, 2 and 3, shall notify the Company whether or not he/she is a controlling shareholder or has a personal interest in the approval of the transaction, as the case may be; where a shareholder does not so notify, he/she shall not vote and his/he vote shall not be counted. Accordingly, each shareholder is required to indicate on the Proxy Card whether or not he/she is a controlling shareholder of the Company or has a personal interest, as the case may be, in the approval of proposals 1, 2 and 3, no matter whether he/she votes for or against these proposals. If a shareholder fails to notify the Company whether or not he/she is a controlling shareholder of the Company or has a personal interest in the approval of proposals 1, 2 and 3, his/her vote will not be counted with respect to the proposal(s) for which he/she failed to provide notification.

According to the Israeli Companies Law, a “personal interest” of a shareholder includes a personal interest of the shareholder and of any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least five percent (5%) of the shares or holds at least five percent (5%) of the voting rights or has the right to appoint a director or the CEO, including a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and excluding an interest arising solely from the ownership of the Company’s ordinary shares.

The approval of the re-election of Messrs. Zwi Williger, Joseph Williger and Victor Bar as directors of the Company and the appointment of BDO Ziv Haft as the Company's independent accounting firm (proposals 4 and 5 above) require the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this resolution. Please note that the voting for each candidate for the position of director will be done separately.

The Company’s audited financial statements for the year ended on December 31, 2020 are being brought to the Meeting only for discussion.

Only shareholders of record at the close of business on July 19, 2021 (the “Record Date”) are entitled to vote at the Meeting. At the close of business on July 13, 2021, 13,867,017 Ordinary Shares were outstanding and eligible for voting at the Meeting. Subject to the voting restrictions described above, each shareholder of record is entitled to one vote for each Ordinary Share held by him/her upon each matter on the Meeting’s agenda.

Shareholders may, at their request and subject to the provisions of the law, review documents related to the Meeting’s agenda at the Company Offices on (Israeli) business days (Sundays to Thursdays) between 9:00 a.m. to 5:00 p.m. Israel time following previous coordination with the Company’s Chief Financial Officer, Mr. Yitschak Barabi (phone number +972-08-9321000, fax number +972-08-9321003).

If a shareholder wishes to state his/her position with respect to any of the matters described in this proxy statement, in addition to any right he/she may have under applicable law, he/she may state such position pursuant to the Companies Regulations (Voting by Voting Paper and Statement of Position), 5766-2005 by delivery of a notice to the Company Offices not later than August 9, 2021; the Board shall respond to such notice no later than August 14, 2021.

Security Ownership of Certain Beneficial Owners

The following table sets forth, as of July 13, 2021, the number of Ordinary Shares beneficially owned by each shareholder known to the Company to own more than five percent (5%) of the Ordinary Shares. The information presented in the table is based on 13,867,017 Ordinary Shares outstanding as of July 13, 2021.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Willi-Food Investments(1)	8,200,542	59.14%
Phoenix Provident Funds Ltd.(2)	1,000,252	7.20%
Brian Gaines(3)	945,357	6.81%
B.S.D. Crown Ltd.(4)	771,075	5.56%
Joseph and Zwi Williger(5)	564,284	4.07%
Others(6)	2,385,507	17.3%
(1)	Willi-Food Investments’ securities are traded on the Tel Aviv Stock Exchange. Its principal executive offices are located at 4 Nahal Harif St., Northern Industrial Zone, Yavne 8122216, Israel.
(2)	Based on information sent to the Company by Phoenix Provident Funds Ltd. on July 4, 2021.
(3)
Based on the Schedule 13G filed on February 4, 2021, this amount consists of 776,807 Ordinary Shares (representing 5.6% of the Company’s total shares outstanding) directly held by Springhouse Capital (Master), L.P. (the "Fund"), 128,959 Ordinary Shares owned by Mr. Gaines for his own account and additional 39,951 Ordinary Shares held by immediate family members in accounts Mr. Gaines controls and which Mr. Gaines may be deemed to beneficially own (in total representing 1.22% of the Company’s total shares outstanding). Based on said Schedule 13G, Mr. Gaines serves as managing member of Springhouse Capital Management G.P., LLC ("Springhouse") and as a director of Springhouse Asset Management, Ltd. (the "General Partner") and, as a result, may be deemed to beneficially own shares owned by the Fund. Springhouse is the general partner of Springhouse Capital Management, L.P. ("Management") and, as a result, may be deemed to beneficially own shares owned by the Fund. Management is the investment manager of the Fund and as a result, may be deemed to beneficially own shares owned by the Fund. The General Partner is the general partner of the Fund, and, as a result, may be deemed to beneficially own shares owned by the Fund

(4)	B.S.D. Crown Ltd., Willi-Food Investments Ltd.’s controlling shareholder (“BSD”) may be deemed to beneficially own all the Ordinary Shares owned by Willi-Food Investments Ltd.
(5)
Willi-Food Investments Ltd. is controlled by BSD, which directly owns 771,075 Ordinary Shares. BSD is a private company which wholly owned by Mr. Joseph Williger and his brother Mr. Zwi Williger. Mr. Joseph Williger and Zwi Williger holds the right to vote with those shares. In addition, Mr. Joseph Williger owns directly 12,000 Ordinary Shares and Mr. Zwi Williger owns directly 552,284 Ordinary Shares; accordingly, Mr. Joseph Williger and Mr. Zwi Williger may each be deemed to beneficially own 9,535,901 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by Willi Food Investments, 771,075 Ordinary Shares held directly by BSD, 12,000 shares held directly by Mr. Joseph Williger and 552,284 shares held by Mr. Zwi Williger), or approximately 68.77% of the outstanding Ordinary Shares. According to the Schedule 13D filed on January 22, 2020, Joseph Williger and Zwi Williger may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, however, they have not acted in concert in connection with the transactions described in the Schedule 13D and have not been, nor are they currently, parties to any voting or other arrangement with respect to their holdings in BSD, and they disclaim the existence of any such group.

PROPOSAL NO. 1

APPROVAL OF THE TERMS OF OFFICE OF THE COMPANY’S ACTING CHIEF
EXECUTIVE OFFICER, MR. EREZ WINNER

The Board appointed Mr. Erez Winner as the Company’s Acting Chief Executive Officer and the Company’s Compensation Committee and the Board unanimously approved his terms of office on March 2021, to be in effect until their approval by the General Meeting of shareholders.

At the Meeting, the shareholders will be asked to approve the following terms of office of Mr. Winner, to be effective for an indefinite period of time from the date of his appointment:

Management Fees: the Company shall pay to Mr. Winner monthly management fees of NIS 42,000 (currently approximately USD 12,880) plus VAT. As of September 14, 2021 and subject to the Company's satisfaction with Mr. Wiener's services, the monthly management fees shall be updated to NIS 46,000 (currently approximately USD 14,106) plus VAT. Any additional taxes due for the management fees shall be paid by Mr. Winner.

Daily Allowance: in addition to the management fees, Mr. Winner will be entitled to a monthly refund of NIS 1,000 (currently approximately USD 307) for daily allowances. Taxes due for this payment shall be paid by Mr. Winner.

Vehicle: the Company shall provide Mr. Winner with a company vehicle and will cover all its operating expenses.

Annual Bonus: Mr. Winner will be entitled to an annual bonus subject to the attainment of an annual operating profit as determined by the Board (the “Operating Profit Target”). Subject to meeting the Operating Profit Target, Mr. Winner will be entitled to an annual bonus of 0.2% of the operating profit amount. The annual bonus shall not exceed NIS 140,000 per year (currently approximately USD 42,931).

Termination: each of Mr. Winner and the Company may terminate Mr. Winner’s employment by prior written notice of sixty (60) days.

Mr. Winner will be included in the directors’ and officers’ insurance policy available to the Company and its subsidiaries under the same terms as the other Company officers and will be entitled to exemption and indemnification letters identical to those granted to all directors and officers in the Company.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED to approve the terms of office of the Company’s Acting Chief Executive Officer, Mr. Erez Winner, as described in the Proxy Statement.”

Approval of this Proposal No. 1 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the terms of office; the counting of the total votes of such shareholders shall not take abstentions into account, those who have a personal interest will be subject to the provisions of Section 276, as detailed on page 4 above, or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Compensation Committee and the Board recommend a vote FOR Proposal No. 1.

PROPOSAL NO. 2

ELECTION OF MS. EINAV BRAR AS EXTERNAL DIRECTOR OF THE COMPANY
FOR A SECOND TERM OF THREE YEARS COMMENCING ON AUGUST 2, 2021

The Board of Directors proposes to elect Ms. Einav Brar as External Director of the Company for a second term of three years commencing on August 2, 2021.

The Israeli Companies Law Requirements Regarding External Directors

The Company is subject to the provisions of the Israeli Companies Law, which requires that a public company have at least two External Directors. In addition, each committee of a company’s board entitled to exercise any powers of the board is required to include at least one External Director; the audit committee and compensation committee must include all the External Directors.

Until the lapse of two years from termination of office, a company, its controlling shareholder or a company controlled by such controlling shareholder, may not engage an External Director or his or her spouse or child to serve as an officer in the company or in any entity controlled by the controlling shareholder, it cannot employ or receive professional services for consideration from that person and may not grant such person any benefit, either directly or indirectly, including through a corporation controlled by that person. The same restrictions above apply to relatives other than a spouse or a child but such limitations only apply for one year from the date such external director ceased to be engaged in such capacity.

Under the Companies Law, at least one of the Directors who is Independent according to Nasdaq rules is required to have Accounting and Financial Expertise and the other External Directors are required to have Professional Expertise. Under the Companies Regulations (Conditions and Criterions for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications), 5766-2005 (the “Regulations”), a director having Financial and Accounting Expertise is a person who is determined by the Board, due to his/her education, experience and qualifications, to be highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him/her to deeply understand the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the Regulations, a director has professional expertise if he/she satisfies one of the following:

(i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

(ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the his/her position as a board member; or

(iii) the director has at least five years of experience in one or more of the following (or a combined five years of experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

Under the Companies Law, each Israeli public company is required to determine the minimum number of directors with “Accounting and Financial Expertise” that such company believes is appropriate in light of the company’s type, size, the scope and complexity of its activities and other factors. Once a company has made this determination, it must ensure that the necessary appointments to its board are made in accordance with this determination.

A person may not serve as an external director if he/she is a relative of the controlling shareholder or if, on the date of the person’s appointment or within two years prior to that date, the person, or his/her relatives, partners, employers, someone to whom he/she is subordinated to directly or indirectly or entities under the person’s control, have or had any affiliation with the company, any entity controlling the company, any relative of the company’s controlling shareholders or any entity in which, currently or within the two years preceding the appointment date, the controlling shareholder was the company or the company's controlling shareholder; and in a company without a controlling shareholder or without a shareholder holding 25% or more of the voting rights in the company – any affiliation to the chairman of the board of directors, to the general manager (Chief Executive Officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. Under the Companies Law, “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis or control or service as an office holder, excluding service as a director intended to be an External Director on an initial public offering.

Without derogating from the above, a person may not serve as an External Director if he/she or his/her relative, partner, employer, someone to whom he/she is subordinated directly or indirectly or any entity under his/her control has a business or professional relationship with an entity with which an affiliation is prohibited as detailed above, even if such relationship is not on a regular basis (excluding negligible relationships). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an External Director.

In addition, a person may not serve as an External Director if his/her position or other business activities create or may create a conflict of interest with his/her service as an external director or may otherwise interfere with his/her ability to serve as an External Director. If at the time any external director is appointed, all members of the board who are neither controlling shareholders nor relatives of controlling shareholders, are of the same gender, then the External Director to be appointed must be of the other gender.

The Companies Law provides for an initial three-year term for an external director which may be extended for two additional three-year terms.

External directors may be compensated only in accordance with the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000 (the “Remuneration Regulations”), which provide three alternatives for cash compensation to External directors: a fixed amount determined by the Remuneration Regulations, an amount within a range set in the Remuneration Regulations or an amount equal to the average compensation of other directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliated. A company may also issue shares or options to an External Director at the average amount granted to directors who are not controlling shareholders of the company or employees or service providers of the company or its affiliates. Cash compensation at the fixed amount determined by the Remuneration Regulations, which does not exceed the "maximum amount", does not require shareholder approval. Compensation determined in any other manner requires the approval of the company’s audit committee, board of directors and shareholders.

An External Director is prohibited from receiving any other compensation, directly or indirectly, in connection with his/her service.

Compensation of External Directors must be determined prior to their consent to serve as External Directors and prior to their appointment as such. The compensation of Ms. Brar will be as the same as the compensation paid by the Company to its other directors and shall be equal to the "minimum amount" per meeting and the "minimum amount" for the annual compensation, as such amounts are defined and determined in the Remuneration Regulations, as amended.

The Board of Directors has nominated Ms. Brar as a member of the Audit Committee and the Compensation Committee.

The following is a brief bio of Ms. Brar, based on information she presented to the Company: since 2015 Ms. Brar (49) is owner and CEO of TLV Medical Center; from 1994 to 2015 she served as CEO of DPL – Disposable Hygienic Products LTD., which she also founded. Ms. Brar earned her bachelor's degree (BA) in Business Administration from the Roppin Academic Center.

Ms. Brar attested to the Board of Directors and to the Company, by completing a statement substantially in the form attached to this Proxy Statement as Appendix A, that she complies with (i) all the requirements under the Companies Law for serving as an External Director and with (ii) all the requirements under applicable Nasdaq rules for serving as an Independent Director. In addition, the Board determined that Ms. Brar satisfies the conditions of “Accounting and Financial Expertise” under the Regulations.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED that Ms. Einav Brar be, and hereby is, elected to hold office as External Director of the Company for a three-year term in accordance with the provisions of the Companies Law and her compensation shall be the "minimum amount" per meeting and the "minimum amount" of the annual compensation, as such amounts are defined and determined in the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000, as amended."

The approval of Proposal 2 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the election; the counting of the total votes of such shareholders shall not take abstentions into account, those who have a personal interest will be subject to the provisions of Section 276, as detailed on page 4 above, or (ii) the total number of votes against each re-election among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board recommends a vote FOR Proposal No. 2.

PROPOSAL NO. 3

ELECTION OF MR. IDAN BEN-SHITRIT AS EXTERNAL DIRECTOR OF THE
COMPANY FOR A SECOND TERM OF THREE YEARS COMMENCING ON
AUGUST 2, 2021

The Board of Directors proposes to elect Mr. Idan Ben-Shitrit as External Director of the Company for a second term of three years commencing on August 2, 2021.

The Board of Directors has nominated Mr. Ben-Shitrit as a member of the Audit Committee and the Compensation Committee.

The compensation of Mr. Ben-Shitrit will be as the same as the compensation paid by the Company to its other directors and shall be equal to the "minimum amount" per meeting and the "minimum amount" for the annual compensation, as such amounts are defined and determined in the Remuneration Regulations, as amended.

The following is a brief bio of Mr. Ben-Shitrit based on information he presented to the Company: Mr. Ben-Shitrit (46) has been a self-employed portfolio manager at Meitav Co. & Altris Co. since 2009. Mr. Idan earned his bachelor of arts (BA) in Mathematics and Economics from the Tel-Aviv University and has an MBA (Finance) from The Interdisciplinary Center Herzliya (IDC) Herzliya.

Mr. Ben-Shitrit attested to the Board of Directors and to the Company, by completing a statement substantially in the form attached to this Proxy Statement as Appendix A, that he complies with (i) all the requirements under the Companies Law for serving as an External Director and with (ii) all the requirements under applicable Nasdaq rules for serving as an Independent Director. In addition, the Board determined that Mr. Ben-Shitrit satisfies the conditions of “Accounting and Financial Expertise” under the Regulations.

It is proposed that at the Meeting, the following Resolution be adopted:

"RESOLVED that Mr. Idan Ben-Shitrit be, and hereby is, elected to hold office as External Director of the Company for a three-year term in accordance with the provisions of the Companies Law and his compensation shall be the "minimum amount" per meeting and the "minimum amount" of the annual compensation, as such amounts are defined and determined in the Companies Regulations (Rules regarding Remuneration and Expenses for an External Director), 5760-2000, as amended."

The approval of Proposal 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that one of the following applies: (i) the majority of the total votes includes a majority of the shares of the voting shareholders who are not a controlling shareholder in the Company and who have no personal interest in the approval of the election; the counting of the total votes of such shareholders shall not take abstentions into account, those who have a personal interest will be subject to the provisions of Section 276, as detailed on page 4 above, or (ii) the total number of votes against each re-election among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The Board recommends a vote FOR Proposal No. 3.

PROPOSAL NO. 4

RE-ELECTION OF DIRECTORS

The Board proposes that the following nominees, all of whom are incumbent Directors, be re-elected to serve in as Company Directors until the next Annual General Meeting of shareholders or until their respective successors have been duly elected: (i) Mr. Zwi Williger, (ii) Mr. Joseph Williger, and (iii) Mr. Victor Bar, who is an Independent Director according to the Companies Law (together: the “Nominees”). The Nominees are to serve together with the External Directors of the Company. Unless authority to do so is withheld, it is intended that proxies solicited by the Board be voted for the election of the Nominees.

The following information with respect to each nominee is based upon the records of the Company and information furnished to it by the Nominees.

Zwi Williger (66), is active Co-Chairman of the Board (together with his brother, Mr. Joseph Williger) and Chairman of the board of the Company’s parent company, Willi-Food Investments Ltd., since August 17, 2017 and June 12, 2017, respectively. Mr. Zwi Williger (“Zwi”) is also a director of BSD since May 2017. In addition, from January 1994 to January 2016 Zwi was active chairman of the Board and director and CEO of Willi-Food Investments Ltd. Prior to that, from the establishment of the Company in 1994 to 1997, Zwi was director and Manager of Marketing Development. Zwi was also the Company’s Chief Operating Officer from 1997 to 2011. Zwi attended the Business Administration School of Fresno University in California and an Advanced Management Course at Harvard University.

Joseph Williger (64), is active Co-Chairman of the Board (together with his brother, Mr. Zwi Williger) and director of Willi-Food Investment Ltd. since June 20, 2017 and June 12, 2017, respectively. Mr. Joseph Williger (“Joseph”) was also Chairman of the Board of BSD since May 2017. From January 1994 to September 2011 Joseph was the Company’s Chief Executive Officer and from September 2011 to January 2016 he was president of the Company. Joseph was also a director of the Company between January 1994 to January 2016 and Chairman of the Company's subsidiaries, WFD and Gold Frost Ltd., between 1996 and 2001 and until January 2016, respectively. Joseph attended Business Administration studies at the California State University, Northridge, Los Angeles and Business Administration studies at the Bar Ilan University, Israel.

Victor Bar (56), has been an Independent Director of the Company since June 2017. Mr. Bar is also a director of his own company, Victor Bar Consultants Ltd. Since 2015 Mr. Bar provides financial and other related services, including value estimation opinions, for companies and different entities. Between 2014 and 2016 Mr. Bar was CFO of Edriel Israel Assets Ltd., a real estate public company traded on the Tel Aviv Stock Exchange. Between 2011 and 2014 Mr. Bar was CFO of P2W Ltd., a company which provides water treatment and purification services for gold mines in Africa. Between 2007 and 2011 Mr. Bar was CFO of New Horizon Group Ltd., a real estate public company which was traded on the Tel Aviv Stock Exchange and operated mainly in east Europa, Latvia and the U.S. Mr. Bar holds a B.A. in Accounting and Economy from the Bar Ilan University and is a certified public accountant in Israel since 1992.

Audit Committee

The Ordinary Shares are listed for quotation on the Nasdaq Capital Market and the Company is subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three members, all of whom are independent directors and financially literate and one of whom has accounting or related financial management expertise. The Board has determined that Mr. Idan Ben Shitrit (Chairman, External Director), Ms. Einav Brar (External Director) and Mr. Victor Bar (Independent Director according to the Companies Law) qualify as Independent Directors under the current Nasdaq requirements and are members of the Audit Committee.

 The responsibilities of the Audit Committee under the Companies Law include, among others, identifying irregularities in the management of the Company's business, approving related party transactions as required by law, evaluating internal controls of the Company and evaluating the scope of work of the external auditor. Under Nasdaq rules, Audit Committee responsibilities include, among others, overseeing the accounting and financial reporting processes of the Company and auditing the Company’s financial statements.

Compensation Committee

Under the Companies Law, the Compensation Committee of a public company must consist of at least three members and all of the external directors must be members of it and constitute the majority thereof; the remaining members must be directors who qualify to serve as members of the audit committee under the Companies Law. Ms. Einav Brar (Chairperson, External Director), Mr. Idan Ben Shitrit (External Director) and Mr. Victor Bar (Independent Director according to the Companies Law) are members of the Compensation Committee and qualify to be members of the Compensation Committee under the Companies Law.

Independent Directors

The Company is a “Controlled Company” within the meaning of the Nasdaq rules because more than half (50%) of its voting power is held by Willi-Food Investments Ltd. As a Controlled Company, the Company is exempt from certain Nasdaq independence requirements, such as the requirement that a majority of the Board members be independent and the rules relating to independence of Directors approving nominations and executive compensation.

 Each of the director nominees has attested to the Board and the Company that he complies with all requirements under the Companies Law for serving as a director per the statement substantially in the form attached hereto as Appendix A.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED that each of Messrs. Zwi Williger, Joseph Williger and Victor Bar be, and hereby is, elected to hold office as a Director of the Company until the close of the next Annual General Meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this resolution.

The Board recommends a vote FOR Proposal No. 4.

PROPOSAL NO. 5

APPOINTMENT OF BDO ZIV HAFT AS THE COMPANY'S INDEPENDENT
ACCOUNTING FIRM FOR THE YEAR ENDING ON DECEMBER 31, 2021 AND
FOR THE PERIOD UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE
COMPANY'S SHAREHOLDERS

At the Meeting, the shareholders will be asked to approve the reappointment of BDO Ziv Haft, the Company’s current independent auditor, as the Company’s independent accounting firm for the year ending on December 31, 2021 and for the period until the next Annual General Meeting of the Company's shareholders

In accordance with the Company’s Articles of Association, the Board has the authority to determine the fees paid to the independent auditor.

For additional information about the fees paid to BDO Ziv Haft for the year 2020 please see Item 16C. “Principal Accountant Fees and Services”, in the Company’s Form 20-F for the year 2020 filed with the Securities and Exchange Commission on March 25, 2021.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED to approve the appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2021 and for the period until the next Annual General Meeting of the Company's shareholders.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required for approval of this resolution.

The Audit Committee and Board recommend a vote FOR Proposal No. 5.

INFORMATION ABOUT THE COMPANY

Copies of the Company’s audited financial statements for the fiscal year ended December 31, 2020, together with the report of the auditors thereon and the complete copy of the proposed resolutions, will be available for public inspection each day between 9:00-17:00 at the Company Offices at 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

 A copy of the Company’s financial statements for the year ended on December 31, 2020, together with the report of the auditors thereon, is available upon request in writing to Mr. Yitschak Barabi, the Company’s Chief Financial Officer, to G. Willi-Fiood International Ltd., 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel.

Date: July 15, 2021	By Order of the Board of Directors Joseph Williger, co-Chairman of the Board of Directors

Appendix A

Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to G. Willi-Food International Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

_____________________________

Name: ______________________

Date: _______________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)
offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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